Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

February 26, 2024

VIA EDGAR CORRESPONDENCE

Ms. Kim McManus, Esq., Senior Counsel

Ms. Lauren Hamilton, Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:       North Square Investments Trust (the “Trust” or the “Registrant”)

File Nos. 333-226989; 811-23373

Dear Mses. McManus and Hamilton:

On November 14, 2023, the Trust, on behalf of its series, Sphere 500 Climate Fund (the “Fund”), filed Post-Effective Amendment No. 27 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“Securities Act”), to register shares of the Fund. On December 11, 2023, you provided legal comments to the Amendment, and on January 4, 2024, Ms. Hamilton provided accounting comments to the Amendment, delivered by telephone to Robert M. Kurucza, Esq. and Karen Jacoppo-Wood, Esq.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Trust has authorized me to make on its behalf. Where applicable, revisions indicated in response to your comments will be reflected in an amendment to the Registrant’s Registration Statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the Amendment.

Legal Comments

GENERAL

Comment 1. We remind you that the Trust and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by staff (the “Staff”) of the U.S. Securities and Exchange Commission.

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Response. The Registrant acknowledges the responsibility described above.

PRINCIPAL INVESTMENT STRATEGIES

Comment 2. In the description of the Index, it states, “As You Sow eliminates companies from the Index based on their risk profile of being exposed to the fossil fuel industry and other exclusionary screens.” Please expand the reference to “other exclusionary screens” to identify the types of companies that may be excluded and include any related disclosures required by Item 4 and Item 9 of Form N-1A.

Response. The Registrant has revised the disclosure as follows:

As You Sow eliminates companies from the Index based primarily on their risk profile of being exposed to the fossil fuel industry and secondarily, by other exclusionary screens, including companies engaged in deforestation activities, civilian and military firearms manufacturing and related guns/arms sales, prison and border security operations, and tobacco and e-cigarette manufacturing. The elimination of these companies from the Index is intended to foster and support the climate-focused, social investing goals of the Fund.

PRINCIPAL RISKS

Comment 3. Please include a discussion of concentration risk based on the ability of the Index to concentrate in the securities of a particular industry or group of related industries.

Response. The Registrant has added the following disclosure to the Prospectus and SAI:

Industry Concentration Risk. In following its methodology, the Index from time to time may be concentrated to a significant degree in securities of issuers located in a single industry or group of industries. To the extent that the Index concentrates in the securities of issuers in a particular industry or group of industries, the Fund also may concentrate its investments to approximately the same extent. By concentrating its investments in an industry or group of industries, the Fund may face more risks than if it were diversified broadly over numerous industries or groups of industries. If the Index is not concentrated in a particular industry or group of industries, the Fund will not concentrate in a particular industry or group of industries.

PERFORMANCE

Comment 4. Please clarify that the index returns for the Sphere 500 Fossil Free Index™ and the S&P 500® Index reflect no deductions for fees, expenses or taxes.

Response. The Registrant will make the requested revisions.

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EXHIBITS

Comment 5. Please include the index license or index sub-license agreement that governs the Fund’s relationship with the index provider as an exhibit to the Registrant’s Registration Statement on Form N-1A.

Response. The Registrant will include the applicable agreement as an exhibit to the Registrant’s Registration Statement on Form N-1A.

Comment 6. Please provide the Staff with the Fund’s completed fee table and expense example. In addition, please confirm whether the Fund is subject to any fee waivers and recoupments of fees waived.

Response. The Fund’s completed fee table and expense example are attached hereto as Exhibit A. The Registrant hereby confirms that there are no fee waivers or recoupments of fees waived associated with the Fund.

Accounting Comments

Comment 1. The Staff reminds the Registrant to include the consent of the Fund’s independent registered public accounting firm as an exhibit to the Registrant’s Registration Statement on Form N-1A pursuant to Rule 485(b) of the Securities Act.

Response. The Registration notes the Staff’s comment and will include the consent of the Fund’s independent registered public accounting firm as an exhibit to the Registrant’s Registration Statement on Form N-1A pursuant to Rule 485(b) of the Securities Act.

Comment 2. Please include a hyperlink for any documents that are incorporated by reference in the Registration Statement as required by the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”) and related rule and form requirements.

Response. The Registrant has revised the disclosure accordingly.

Comment 3. Please include the Information Technology Sector Risk that is disclosed in the Fund’s Prospectus in the Fund’s Statement of Additional Information.

Response. The requested change has been made.

Comment 4. With respect to the automated Table of Contents contained in the Statement of Additional Information, please correct the error message noted therein.

Response. The Registrant has corrected the broken link in the Table of Contents that caused the error message.

Comment 5. The Fund’s expense structure appears to be arranged in a unitary fee structure, whereby the Adviser is obligated to pay service providers on behalf of the Fund.  Please

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supplementally describe if the agreements filed with the SEC contain provisions whereby the Fund is contractually obligated to pay such service providers.

Response. The Fund’s Investment Advisory Agreement provides that the Adviser will pay all service provider fees. The Registrant confirms that the Adviser is current in all its payments to the Predecessor Fund’s service providers.

If you have any questions or need further information, please call me at 202-737-8833.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc: K. Jacoppo-Wood, Esq.

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Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Expense Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fee	0.07%
Distribution (12b-1) and/or Service Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.07%
(1)	Estimated expenses for the current fiscal year

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years	Five Years	Ten Years
$7	$23	$40	$90

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